FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The unaudited combined condensed pro forma statements of income combine the historical consolidated
statements of income of Teva Pharmaceutical Industries Limited ("Teva") and Sicor Inc. ("Sicor") as if the acquisition had occurred on January 1, 2003. The unaudited combined condensed pro forma balance sheet combines the historical consolidated balance sheet of Teva and the historical consolidated balance sheet of Sicor giving effect to the acquisition as if it had occurred on December 31, 2003.

The unaudited pro forma condensed combined financial statements were prepared using the purchase
method of accounting. The Company has not finalized the allocation of the purchase price to the net assets acquired. The preliminary estimate of research and development in-process is subject to change and is to be finalized upon completion of an appraisal by management, with the assistance of independent appraisers. The amount allocated to intangible assets, estimated useful life and amortization methodology are preliminary and are subject to the completion of an appraisal by management, with the assistance of independent appraisers.

The unaudited pro forma condensed combined financial statements are not necessarily an indication of the
results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both Teva and Sicor.

Teva Pharmaceutical Industries Limited
Unaudited Pro Forma Combined Condensed Statements of Income
For the year ended December 31, 2003
(U.S. dollars in millions, except per ADR data)

	Teva	Sicor	Adjustments	Note	Pro forma
Net sales	$ 3,276.4	$ 555.1			$ 3,831.5
Cost of sales	1,757.5	250.6	$1.0	(1)	2,045.2
			36.1	(2)	
Gross profit	1,518.9	304.5	(37.1)		1,786.3
Research and development expenses, net of participations and grants	213.5	35.1			248.6
Selling, general and administrative expenses	520.6	87.5	(7.4)	(3)	600.7
Amortization of intangible assets		4.4	(4.4)	(4)	
Income from GlaxoSmithKline litigation settlement	100.0				100.0
Restructuring expenses	7.4				7.4
Operating income	877.4	177.5	(25.3)		1,029.6
Financial expenses – net	5.0	(0.2)	35.9	(5)	40.7
Income before taxes on income	872.4	177.7	(61.2)		988.9
Income taxes	(181.5)	(70.0)	18.7	(6)	(232.8)
	690.9	107.7	(42.5)		756.1
Share in profits of associated companies - net	1.5				1.5
Minority interests in profits of subsidiaries - net	(1.4)				(1.4)
Net income	$691.0	$107.7	$(42.5)		$756.2
Earnings per ADR:					
Basic	$2.57			(7)	$2.59
Diluted	$2.39			(7)	$2.41
Weighted average number of ADRs (in millions):					
Basic	268.4			(7)	291.8
Diluted	295.0			(7)	319.5

See Notes to Unaudited Pro forma Combined Financial Statements

Teva Pharmaceutical Industries Limited
Unaudited Pro Forma Combined Condensed Balance Sheet
At December 31, 2003
(U.S. dollars in millions)

	Teva	Sicor	Adjustments	Note	Pro forma
A s s e t s					
Current assets:					
Cash and cash equivalents	$1,057.3	$197.7	$(574.1)	(a)	$680.9
Short-term investments	322.1	103.3	(322.0)	(a)	103.4
Accounts receivable:					
Trade	1,031.8	95.4			1,127.2
Other	300.6	56.8	3.9	(f)	361.3
Inventories	1,004.6	105.9	13.9	(b)	1,124.4
T o t a l current assets	3,716.4	559.1	(878.3)		3,397.2
Investments and other assets	445.1	121.9	(66.7)	(a)	495.1
			(5.2)	(e)	
Property, plant and equipment, net	827.4	214.6	10.0	(c)	1,052.0
Intangible assets and debt issuance costs, net	279.5	41.4	461.1	(d),(e)	800.8
			18.8	(a)	
Goodwill	647.5	65.7	1,772.1	(e)	2,485.3
T o t a l assets	$5,915.9	$1,002.7	$1,311.8		$8,230.4
Liabilities and shareholders' equity					
Current liabilities:					
Short-term credit	$291.7	$ 35.2			$326.9
Accounts payable and accruals	1,050.7	112.5	$10.0	(h)	1,191.2
			5.4	(f)	
			12.6	(i)	
Convertible Senior Debentures	352.5				352.5
T o t a l current liabilities	1,694.9	147.7	28.0		1,870.6
Long-term liabilities:					
Deferred income taxes	34.6	12.8	186.0	(f)	233.4
Employee related obligations	74.9				74.9
Loans and other liabilities	365.5	13.3			378.8
Convertible Senior Debentures	449.9		1,094.5	(a)	1,544.4
T o t a l long-term liabilities	924.9	26.1	1,280.5		2,231.5
T o t a l liabilities	2,619.8	173.8	1,308.5		4,102.1
Minority interests	6.7				6.7
Shareholders' equity :					
Ordinary shares	34.3	1.2	(1.2)	(g)	34.8
			0.5	(g)	
Additional paid-in capital	1,159.3	811.6	(811.6)	(g)	2,574.6
			1,415.3	(g)	
Deferred compensation	*	(0.2)	0.2	(g)	*
Retained earnings	1,960.3	2.5	(2.5)	(g)	1,376.7
			(583.6)	(e)	
Accumulated other comprehensive income	184.0	13.8	(13.8)	(g)	184.0
Cost of company shares held by subsidiaries	(48.5)				(48.5)
T o t a l shareholders' equity	3,289.4	828.9	3.3		4,121.6
T o t a l liabilities and shareholders' Equity	$5,915.9	$1,002.7	$1,311.8		$8,230.4

* Represents an amount of less than $0.1 million.

See Notes to Unaudited Pro forma Combined Condensed Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

On January 22, 2004, Teva completed the acquisition of full control and ownership of Sicor, a U.S. public pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients and generic biopharmaceuticals. This transaction was first announced on October 31, 2003, and was intended to combine Teva's generic drugs business with that of Sicor's, in addition to expanding the combined company's API product offerings and will further enhance Teva's efforts to participate in the multi-sourced biologics market with Sicor's capabilities.

Under the terms of the merger agreement, each share of Sicor common stock was exchanged for $ 16.50 in cash and 0.1906 Teva ADRs representing a total consideration of $ 27.52 per share, calculated based upon the aggregate of the cash consideration and the average of the closing prices per ADR for the period two days before through two days after the announcement of the merger agreement. The total consideration for the acquisition is approximately $3.46 billion, (including transaction costs and the fair value of Sicor's stock options, determined using the Black-Scholes option pricing model). The cash consideration of $ 2,019 million was financed out of Teva's own resources, and from short-term borrowings in the amount of $ 1,130 million, which were subsequently refinanced by the issuance of Convertible Senior Debentures and additional own resources. A total of 23,328,834 ADRs have been issued.

The unaudited pro forma combined balance sheet gives effect to the acquisition of Sicor as if it had occurred on December 31, 2003. The unaudited pro forma combined statements of income give effect to the acquisition of Sicor as if it had occurred on January 1, 2003. The pro forma combined condensed statements of income do not include any non-recurring charges, directly attributable to the acquisition.

The pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained.

Adjustments to unaudited combined condensed pro forma balance sheet as of December 31, 2003.

(a) An amount of $1,075.7 million of the total consideration in the transaction was financed from the proceeds of the issuance of Convertible Senior Debentures, net of debt issuance costs.

(b) Fair value step-up in inventories. Because this adjustment is directly attributable to the transaction and will not have an ongoing impact, it is not reflected in the pro forma combined condensed statement of income. However, the amortization of the inventories step-up is expected to impact cost of sales during the 12 months following the consummation of the transaction.

(c) Fair value step-up in property, plant and equipment.

(d) Fair value of existing products and other identifiable intangible assets acquired in excess of intangible assets recorded in connection with previous acquisitions by Sicor.

(e) The fair value of Sicor's net assets have been estimated for the purpose of allocating the purchase price. The estimated purchase price of $3.46 billion has been calculated and preliminarily assigned to the net tangible and intangible assets acquired as follows:

		US$ in millions
Purchase price calculation:		
Teva average market price per ADR	$57.81	
Exchange ratio	0.1906	
Teva's ADR consideration per one common share of Sicor	$11.02	
Cash consideration per one common share of Sicor	$16.50	
Total consideration per one share of Sicor	$27.52	
Outstanding number of Sicor shares as of the closing date of the acquisition (in thousands)	122,396	
Cash and fair market value of Teva shares issued		$3,368.1
Fair market value of Sicor stock options [1]		65.7
Other, including estimated transaction costs		25.7
Total purchase price		$3,459.5

Purchase price allocation to net tangible and intangible assets acquired and to goodwill:	
Net tangible assets	$535.6
Identifiable intangible assets [2]	
Existing products	473.5
In process research and development [3]	583.6
Other	29.0
Goodwill [2]	1,837.8
Total	$3,459.5

_____

[1] The fair value of Sicor's stock options was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $57.71; dividend yield of 0.51%; expected volatility of 30.3%; risk-free interest rate of 3.3%; and expected life of 0.5 years.

[2] Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets, net of the fair value of liabilities assumed. The unaudited pro forma condensed combined consolidated statements of income do not reflect the amortization of goodwill acquired in the transaction, consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets". Amortization of other intangible assets has been provided over their estimated useful lives , mainly periods ranging from 15 to 20 years. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an appraisal by management, with the assistance of independent appraisers. Assuming a useful life of 20 years, straight line amortization and a tax rate of 40%, for every additional $50 million allocated to intangible assets, goodwill will decrease by $30 million, intangible assets will increase by $50 million and non-current deferred income tax liabilities will increase by $20 million.

[3] The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the acquisition, have not reached technological feasibility and have no alternative future use. The preliminary estimate of in-process research and development is $583.6 million. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the pro forma combined condensed statement of income. However, this item will be recorded as a charge against income in the first quarter of 2004. The preliminary estimate of research and development in-process is subject to change and is to be finalized upon completion of an appraisal by management, with the assistance of independent appraisers. For every incremental $50 million increase to the amount allocated to in-process research and development expense, there will be a $50 million decrease to net income in the first quarter of 2004. Additionally, goodwill and retained earnings will also each decrease by $50 million.

(f) Deferred income taxes provided in respect of net tangible and identifiable intangible assets acquired, in excess of deferred income taxes associated with Sicor's intangible assets from its prior acquisitions.

(g) Elimination of all components of Sicor's shareholders' equity and the issuance of the shares and grant of stock options as part of the consideration in the transaction.

(h) Adjustments to Sicor's sales reserves and allowances to conform to Teva's calculation methodology.

(i) Adjustments to reflect provision for additional transaction costs to be incurred by Sicor.

Adjustments to unaudited combined condensed pro forma statement of income for the year ended December 31, 2003.

(1) Additional depreciation expense related to the estimated fair value step up of the property, plant and equipment.

(2) Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of Sicor. Intangible assets are amortized on a straight line basis over their estimated useful lives, mainly periods ranging from 15 to 20 years. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an appraisal. Assuming a useful life of 20 years, straight line amortization and a tax rate of 40%, for every additional $50 million allocated to intangible assets, net income will decrease by $1.5 million in the year ended December 31, 2003.

(3) Elimination of the transaction costs incurred and expensed by Sicor in the year ended December 31, 2003.

(4) Add back of Sicor's historical intangible assets amortization.

(5) Estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures in connection with the acquisition; and (ii) add back of interest income on Teva's cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

(6) Reflecting the tax effect of the pro forma adjustments, using the applicable tax rates.

(7) The unaudited pro forma condensed combined financial information gives effect to the issuance of Teva ADRs, based upon an exchange ratio of 0.1906 Teva ADRs for each outstanding share of Sicor common stock. Stock options of Sicor were exchanged for stock options of Teva based upon the following exchange ratio: one Sicor option entitled its holder to the aggregate of: (a) the number of Teva ADRs that the holder of such Sicor option would have been entitled to receive pursuant to the acquisition if such holder had exercised such Sicor option in full immediately prior to the acquisition, and (b) additional Teva ADRs, in an amount arrived at by dividing the amount of cash that the holder of such Sicor option would have been entitled to receive pursuant to the acquisition if such holder had exercised such Sicor option in full immediately prior to the effective time of the acquisition by the per Teva ADR closing price on the business day immediately prior to the effective time of the acquisition. A total of approximately 2.2 million Teva options were issued.
The calculation of the weighted average number of ADRs for pro forma basic earnings per ADR gives effect to the issuance of approximately 23.3 million Teva ADRs in the transaction assuming these were issued on January 1, 2003. The calculation of the weighted average number of ADRs used in pro forma diluted earnings per ADR gives effect to the issuance of approximately 23.3 million Teva ADRs in the transaction and the dilutive effect of approximately 2.2 million Teva stock options issued in exchange for Sicor's stock options, assuming these were issued on January 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
                Name: Dan Suesskind
                Title: Chief Financial Officer

Date: March 16, 2004